FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:   October 6, 2004

BC FORM 51-901F

QUARTERLY REPORT

`

Incorporated as part of:

 X

Schedule A

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER

ACREX VENTURES LTD.

FOR QUARTER ENDED

JUNE 30, 2003

DATE OF REPORT

AUGUST 25, 2003

ISSUER ADDRESS

1400 - 570 GRANVILLE STREET,VANCOUVER,

BRITISH COLUMBIA, V6C 3P1

ISSUER TELEPHONE NUMBER

604-675-7640

ISSUER FAX NUMBER

604-277-1752

CONTACT PERSON

MALCOLM POWELL

CONTACT'S POSITION

PRESIDENT

CONTACT TELEPHONE NUMBER

604-687-4622

CONTACT EMAIL ADDRESS

MPOWELL@ACREXVENTURES.COM

WEB SITE ADDRESS

www.acrexventures.com

CERTIFICATE

THE SCHEDULES(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"T.J. MALCOLM POWELL"

08/25/03

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

"CARL R. JONSSON"

08/25/03

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

SCHEDULE A

FINANCIAL STATEMENTS

ACREX VENTURES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

JUNE 30, 2003

1.  NOTICE TO READER

2.  STATEMENT OF EARNINGS AND DEFICIT

3.  BALANCE SHEET

4.  STATEMENT OF CASH FLOWS

5.  NOTES TO FINANCIAL STATEMENTS

BEDFORD CURRY & CO.,

CHARTERED ACCOUNTANTS

MICHAEL J. BEDFORD INC.

FERNANDO J. COSTA INC.

NOTICE TO READER

We have compiled the balance sheet of ACREX Ventures Ltd. as at June 30, 2003 and the statement of earnings and deficit and cash flows for the period then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, British Columbia, Canada

“BEDFORD CURRY & CO.”

August 15, 2003

CHARTERED ACCOUNTANTS

ACREX Ventures Ltd.

STATEMENT OF EARNINGS AND DEFICIT

Unaudited - See Notice to Reader

Unaudited - See Notice to Reader

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

REVENUE

Interest (recovery)	$(981)	-	$6,925	-

EXPENSES

Legal	14,262	35,551	40,481	38,876
Management fees	18,000	6,000	36,000	6,000
Consulting	11,707	-	25,887	-
Office and general	18,531	6,756	23,897	8,515
Promotion and travel	12,092	3,122	16,462	3,122
Accounting	5,470	2,250	14,070	5,993
Legal disbursements	12,071	-	12,071	-
Rent	3,600	1,200	10,731	1,200
Filing fees (recovery)	(3,735)	1,845	5,500	3,895
Transfer agent fees	3,661	4,263	4,761	5,010
Property evaluation cost (recovery)	(2,549)	-	2,717	-
Insurance	2,188	1,750	2,188	1,750
Investor relations (recovery)	(1,796)	997	1,848	997

	93,502	(63,734)	196,613	(75,358)

NET LOSS	(94,483)	(63,734)	(189,688)	(75,358)
Deficit, beginning of period	(3,014,269)	(2,693,833)	(2,919,064)	(2,682,209)

DEFICIT, end of period	$(3,108,752)	(2,757,567)	$(3,108,752)	(2,757,567)

LOSS PER SHARE - BASIC	$(0.011)	(0.015)	$(0.022)	(0.014)

WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	8,422,366	4,357,983	8,806,116	5,373,750

ACREX Ventures Ltd.

BALANCE SHEET

Unaudited - See Notice to Reader

		June 30,	December 31,
		2003	2002

ASSETS

Current
Cash		$573,270	554,856
Accounts receivable		28,630	30,014

		601,900	584,870

Mineral properties [Note 2]		472,835	387,643

		$1,074,735	972,513

LIABILITIES
Current
Accounts payable		$21,950	15,454

SHAREHOLDERS' EQUITY
Share capital [Note 3]		4,161,537	3,876,123
Deficit		(3,108,752)	(2,919,064)

		1,052,785	957,059

		$1,074,735	972,513

APPROVED ON BEHALF OF THE BOARD:

"T.J. MALCOLM POWELL"	"CARL R. JONSSON"
Director	Director

ACREX Ventures Ltd.

STATEMENT OF CASH FLOWS

Unaudited - See Notice to Reader

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

OPERATIONS

Net loss	$(94,483)	(63,734)	$(189,688)	(75,358)

Changes in non-cash working capital balances:
Decrease (increase) in accounts receivable	(13,968)	(12,523)	1,384	(12,373)
Decrease (increase) in prepaid exp enses	-	(80,000)	-	(80,000)
Increase (decrease) in accounts payable	(56,894)	(104,215)	6,496	(86,447)

	(165,345)	(260,472)	(181,808)	(254,178)
FINANCING

Shares issued for cash	292,914	1,100,168	285,414	1,092,543
Share subscriptions received	-	250,000	-	250,000

	292,914	1,350,168	285,414	1,342,543

INVESTING
Exploration expenditures	(5,961)	(21,242)	(85,192)	(21,242)

Increase in cash	121,608	1,068,454	18,414	1,067,123

Cash, beginning of period	451,662	348	554,856	1,679

CASH, end of period	$573,270	1,068,802	$573,270	1,068,802

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2003

1.  NATURE OF OPERATIONS

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements.  The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, except as noted below, and should be read in conjunction with those statements.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

2.  MINERAL PROPERTIES

	Michaud	Nunavik	Total

Acquisition costs
Balance, beginning of period	$25,000	-	25,000
Acquisition fees	-	18,202	18,202

Balance, end of period	25,000	18,202	43,202

Exploration costs
Balance, beginning of period	362,643	-	362,643
Third party exploration	57,284	-	57,284
Consulting	9,706	-	9,706

Balance, end of period	429,633	-	429,633

Balance, end of period	$454,633	18,202	472,835

The Mineral Properties are located in Canada in the provinces of Ontario and Quebec.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2003

3.  SHARE CAPITAL

The Company has authorized share capital of 25,000,000 common voting shares without par value.  The issued share capital is as follows:

June 30,

December 31,

2003

2002

Number

Amount

Number

Amount

Balance, beginning of period

8,038,616

$

3,876,123

3,342,216

$

2,590,605

Shares issued for cash

1,520,000

334,400

4,608,000

1,439,975

Finders fee

-

-

83,400

25,000

Warrants exercised

-

-

5,000

1,500

Share issue costs

15,000

(48,986)

-

(180,957)

Balance, end of period

9,573,616

$

4,161,537

8,038,616

$

3,876,123

Stock options - The Company has issued stock warrants as follows:

As at June 30, 2003:

Outstanding

Outstanding

Exercise

December 31,

June 30,

Price

2002

Granted

Exercised

2003

Expiry date

$0.30

740,000

-

-

740,000

June 3, 2007

Warrants - The Company has issued stock warrants as follows:

As at June 30, 2003:

Outstanding

Outstanding

Exercise

December 31,

June 30,

Price

2002

Issued

Exercised

2003

Expiry date

$0.35

285,700

-

-

285,700

September 13, 2003

$0.40

2,823,167

-

-

2,823,167

May 17, 2004

$0.40

1,151,500

-

-

1,151,500

May 17, 2004

$0.40

789,933

-

-

789,933

May 17, 2004

$0.40

633,333

-

-

633,333

May 30, 2004

$0.27

-

1,064,000

-

1,064,000

October 29, 2004

5,683,633

1,064,000

-

6,747,633

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2003

4.  RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $39,077, from a law firm of which a director is a member. Accounts payable and accrued expenses includes $5,990 due to the law firm.

The Company incurred management fees of $36,000 and equipment rental of $5,034 from a company owned by a director of the Company.

The Company incurred geologist fees of $5,600 from a company owned by a director of the Company.